FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a - 16 or 15b - 16 of

The Securities Exchange Act of 1934

For the period of April 08, 2004

TAG OIL LTD

(Translation of registrant's name into English)

Suite 400, 534 - 17th Ave. S.W., Calgary, A.B., Canada	T2S 0B1
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒     No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAG Oil Ltd.
(Registrant)

Date: April 08, 2004	"Garth Johnson"
(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

TAG Oil Ltd. Suite 400, 534 - 17th Ave. S.W. Calgary, A.B. T2S 0B1

Item 2.	Date of Material Change

On or about April 7, 2004

Item 3.	Press Release

April 8, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Ltd. Receives Shareholder Approval For Stock Split

TAG Oil Ltd. (OTCBB: TAGOF), at its Special Meeting of Shareholders, held on April 7, 2004 in Vancouver, British Columbia, received approval from shareholders, granting the Company's Management, authorization to implement a forward split of the Company's common stock.

Item 5.	Full Description of Material Change

Calgary, Alberta - April 8, 2004 -- /PRNewswire/-- TAG Oil Ltd. (OTCBB: TAGOF), at its Special Meeting of Shareholders, held on April 7, 2004 in Vancouver, British Columbia, received approval from shareholders, granting the Company's Management, authorization to implement a forward split of the Company's common stock. TAG President and CEO Drew Cadenhead commented, "We received over 98% shareholder approval for the stock split, a percentage that speaks volumes about shareholder support for our growth strategy and one that gives the Board of Directors tremendous confidence as we embark on our 2004 exploration campaign."

For more information on TAG Oil Ltd. contact Drew Cadenhead, President and CEO, at (403) 770-1934 or Garth Johnson, CFO, at (604) 682-6496, or visit our website at www.tagoil.com.

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

Garth Johnson, Corporate Secretary and Chief Financial Officer (604) 682-6496

Item 9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

April 8, 2004	"Garth Johnson" ______________________________ Garth Johnson, Corporate Secretary/Chief Financial Officer Place of Declaration: Vancouver, British Columbia